EXHIBIT 99.2

Adoption of Rule 10b5-1 Plan by Kamada Ltd.'s Chief Executive Officer

The Chief Executive Officer of Kamada Ltd. (the “Company”), Mr. David Tsur, has entered into an individual stock trading plan in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934 (the “Rule 10b5-1 Plan”).  Mr. Tsur informed the Company that under the Rule 10b5-1 Plan he intends to sell 75,000 ordinary shares of the Company during each three month period, commencing December 2013, up to a total of 300,000 ordinary shares of the Company.  Such aggregate number of shares represents approximately 0.76% of the Company’s share capital on a fully diluted basis.  The purpose of the Rule 10b5-1 Plan is to provide Mr. Tsur with the ability to sell the Company’s ordinary shares in an orderly manner and avoid concerns about the timing of the transactions.